August 26, 2022 VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street, NE Washington, D.C. 20549
Attn:	Jeffrey Lewis
Shannon Menjivar

Re:	Senior Connect Acquisition Corp. I
Form 10-K for the fiscal year ended December 31, 2021 Filed April 15, 2022 File No. 001-39793

Dear Ms. Menjivar:

On behalf of our client, Senior Connect Acquisition Corp. I, a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 19, 2022 (the “Comment Letter”), with respect to the above-referenced Form 10-K (the “Form 10-K”).

The Company will file via EDGAR Amendment No. 1 to the Form 10-K, which reflects the Company’s response to the comments received by the Staff and certain other updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2021

Exhibits 31.1 and 31.2, page 58

1.	We note the language in the certifications filed do not conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K. Specifically, we note the exclusion of internal control over financial reporting language within the introductory sentence of paragraph 4 and the exclusion of the language in paragraph 4(b). Please amend your periodic reports to revise your certifications to conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K. Please also refer to Regulation S-K C&DI 246.13.

Response: In response to the Staff’s comment, the Company has revised Exhibits 31.1 and 31.2 of the Form 10-K and refiled such exhibits with Amendment No. 1 to the Form 10-K. The Company has also revised Exhibits 31.1 and 31.2 of its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022 and June 30, 2022, respectively, and refiled such exhibits with amendments to each of those filings.

United States Securities and Exchange Commission

August 26, 2022

General

2.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s sponsor, Health Connect Acquisitions Holdings LLC, is not, is not controlled by, nor does it have substantial ties with, a non-U.S. person.

* * *

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc: Ryan Burke, Senior Connect Acquisition Corp. I